NOTIFICATION OF LATE FILING

Form 12b-25

   SEC File Number 0-16886
   CUSIP Number: 816618 10 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

(Check One):

[ ] Form 10-K and Form 10-KSB  [    ] Form 11-K             [    ] Form 20-F  [ X] Form 10-Q and Form 10-QSB  [    ] Form N-SAR

For Period Ended:   March 31, 2003

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the Notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items.

PART 1—REGISTRANT INFORMATION

Semele Group Inc.
Full Name of Registrant

N/A
Former Name, if Applicable

200 Nyala Farms
Address of Principal Executive Office (Street and Number)

Westport, CT 06880
City, State and Zip

PART II—Rules 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In the first quarter of 2003, the Registrant received a series of comment letters from the Securities and Exchange Commission (“SEC”) relating to the SEC staff’s review of the Registrant’s Annual Report on Form 10-KSB for the fiscal year ending December 31, 2001 and the Registrant’s quarterly reports on Form 10-QSB for each of the first three quarters of fiscal 2002. In the comment letter, the SEC staff, among other things, asked the Registrant to restate its 2001 financial information.

The Registrant is in the process of restating its 2001 financial information which includes consultation with its independent auditors. As a result of the restatement, the Registrant will not be able to file its Form 10-QSB for the period ending March 31, 2003 by the required filing deadline, May 15, 2003, or the extended filing deadline, May 20, 2003. The Registrant expects to file the Form 10-KSB for the fiscal year ending December 31, 2002 and Form 10-QSB for the period ending March 31, 2003 as soon as reasonably possible.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

 Richard K Brock                  727                       803-1866
 (Name)                                                          (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

 If the answer is no, identify report(s).
  [ ] Yes   [ X ] No

 -December 31, 2002 Form 10-K SB

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                                         [X] Yes   [   ] No

 SEMELE GROUP INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2003          By: /s/ Richard K Brock
      Chief Financial Officer of Semele Group Inc.
      (Duly Authorized Officer)